SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8 to
SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

57TH STREET GENERAL ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Common Stock, par value $0.0001
(Title of Class of Securities)
316816107
(CUSIP Number of Class of Securities)

Mark D. Klein
Chairman, President and Chief Executive Officer
590 Madison Avenue, 35th Floor
New York, New York 10022
(212) 409-2434
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation* $18,000,000	Amount of filing fee** $2,089.80
*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,803,607 shares of outstanding common stock of 57th Street General Acquisition Corp., par value $0.0001 per share, at the tender offer price of $9.98 per share.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $116.10 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,626.49	Filing Party: 57th Street General Acquisition Corp.
Form or Registration No.: Schedule To-I	Date Filed: February 22, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
Introduction
     57th Street General Acquisition Corp., a Delaware corporation (“57th Street” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 22, 2011, as amended on March 18, 2011, March 23, 2011, March 31, 2011, April 7, 2011, April 18, 2011 and April 20, 2011 (the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 8, relates to the offer by 57th Street to purchase up to 1,803,607 shares of its common stock, par value $0.0001 per share (the “Common Shares”), at a price of $9.98 per share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Third Amended and Restated Offer to Purchase dated April 18, 2011 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(O) to the Schedule TO, and the Third Amended and Restated Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(P) to the Schedule TO (which together, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer as extended expires at 5:00 p.m., New York City time, on Tuesday, April 26, 2011, unless the Offer is extended.
     The following amendments to the Items of the Schedule TO are hereby made. Except as otherwise set forth below, the information included in the Schedule TO remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 8. Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase and all section and page references herein shall refer to the sections and page numbers in the Offer to Purchase, unless otherwise indicated.
     This Amendment No. 8 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 8 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 1. Summary Term Sheet.
     Item 1 is hereby amended and supplemented as follows:
     1. References to “Thursday, April 21, 2011”, as the Expiration Date are revised to read “Tuesday, April 26, 2011, throughout the Offer to Purchase including without limitation thereto the following: (a) cover page of the Offer to Purchase; (b) the “Scheduled Expiration of Offer” on page 1 of the section entitled “Summary Term Sheet and Questions and Answers”; (c) the second sentence of the question “How long do I have to tender my Common Shares?” on page 12 of the Offer to Purchase; (d) the question “How do I tender my Common Shares?” on page 13 of the Offer to Purchase; and (e) the first sentence of the question “Until what time can I withdraw previously tendered Common Shares?” on page 14 of the Offer to Purchase.
     2. The last sentence of the Question “What is the history of the Offer?” on page 12 of the Offer to Purchase is hereby replaced with the following sentence: “As of April 21, 2011, an aggregate of 895,146 Common Shares have been tendered.”
     3. The first sentence of the Question “What is the recent market price for the Common Shares?” on page 17 of the Offer to Purchase is hereby replaced with the following sentence: “On April 21, 2011, the last reported sale price on the OTC Bulletin Board was $9.98 per Common Share.”
Item 2. Subject Company Information.
(c) Trading Market and Price.
     Item 2(c) is hereby amended and supplemented as follows:
     1. References to the date “April 15, 2011” as the last reported sale price of the Common Shares of $9.98 per share is hereby revised to read “April 21, 2011” in the ninth paragraph of the cover to the Offer to Purchase.
     2. The first sentence of the third paragraph on page 110 of the section of the Offer to Purchase entitled “Price Range of Securities and Dividends—57th Street—Price Range of 57th Street Securities” is replaced with the following sentence: “On April 21, 2011, the closing prices of our units, Common Stock and Warrants were $12.00, $9.98 and $0.80, respectively.”
Item 4. Terms of the Transaction.
(a) Material Terms.
     The following subsections of Item 4(a) are hereby amended and supplemented as follows:
     (1)(iii) Reference is made to the revisions to Item 1 above regarding “Summary Term Sheet and Questions and Answers” which information is hereby incorporated by reference in this Item 4.
     (1)(vi) The first paragraph of the section entitled “The Offer—Withdrawal Rights” on page 88 of the Offer to Purchase is hereby replaced with the following: “You may withdraw securities that you have previously tendered pursuant to the Offer at any time prior to the Expiration Date, namely, 5:00 p.m. on Tuesday, April 26, 2011. Except as this section otherwise provides, tenders of Common Shares are irrevocable.”
     (1)(vii) The first paragraph of the section entitled “The Offer—Withdrawal Rights” on page 88 of the Offer to Purchase is hereby replaced with the following: “You may withdraw securities that you have previously tendered pursuant to the Offer at any time prior to the Expiration Date, namely, 5:00 p.m. on Tuesday, April 26, 2011. Except as this section otherwise provides, tenders of Common Shares are irrevocable.”
Item 11. Additional Information.
(b) Other Material Information.
     Item 11(b) is hereby amended and supplemented by adding at the end thereof the following:

     1. The disclosure on page 31 of the risk factor entitled “Following consummation of the Merger, 57th Street will be a holding company and rely on dividends, distributions, loans and other payments, advances and transfers of funds from Crumbs to pay dividends, pay expenses and meet our other obligations” of the Offer to Purchase in the section entitled “Risk Factors—Risks Related to the Transaction” is hereby amended by the addition of the following:
     “57th Street’s ability to pay cash dividends to holders of Common Shares, or satisfy its operating expenses and/or other financial obligations may be limited by the terms of the Third Amended & Restated LLC Agreement, which generally requires distributions by Crumbs to be pro rata to all its members, including 57th Street and the holders of New Crumbs Class B Exchangeable Units, except in the case of distributions for Public Company Expenses. See “Related Agreements —Third Amended & Restated LLC Agreement” for a summary of the distribution provisions of the Third Amended & Restated LLC Agreement.”
     2. The reference to “April 15, 2011” in the last sentence of the first paragraph of the risk factor on page 33 of the Offer to Purchase entitled “57th Street’s founders, directors and executive officers have certain interests in consummating the Merger that may have influenced their decision to approve the Business Combination Agreement” is hereby amended to read “April 21, 2011.”
     3. The reference to “April 15, 2011” in the last sentence of the first bullet on page 53 of the Offer to Purchase in the section entitled “The Transaction—Certain Benefits of 57th Street’s Directors and Officers and Others in the Transaction” is hereby revised to read “April 21, 2011.”
     4. The reference to “April 15, 2011” in the last sentence of the second bullet point on page 53 of the Offer to Purchase in the section entitled “The Transaction—Certain Benefits of 57th Street’s Directors and Officers and Others in the Transaction” is hereby revised to read “April 21, 2011.”
     5. The second sentence of the first full paragraph on page 48 beginning “The board also fully recognized...” of the section entitled “The Transaction—Background of the Transaction” is hereby deleted and replaced with the following sentence:
“For that very reason, investors are therefore cautioned that they should not rely on any of the projections provided below since they are not an accurate current reflection of the Crumbs business (notwithstanding that they were prepared in good faith at that time) including that the projections: (i) assumed that Crumbs’ expansion strategy would commence in March, 2011, commensurate with the then assumed March, 2011 closing date for the Merger; (ii) contain stale unaudited financial information and may be confusing; (iii) may differ materially from the audited and selected historical financial information and pro forma financial information presented elsewhere herein; (iv) were not based on final, audited results for the fiscal year ended December 31, 2010; (v) did not accurately reflect certain lease related expenses; and (vi) were not reconciled to be consistent with GAAP.”
     6. The disclosure on page 109 in the section entitled “Material Differences in the Rights of 57th Street Stockholders Following the Transaction—Dividends” is replaced with the following text:
     “Holders of our common stock are entitled to dividends when and if declared by our Board of Directors.
     Following the consummation of the Transaction, 57th Street’s new board of directors will consider whether or not to institute a different dividend policy. The payment of any cash dividend following the consummation of the Transaction will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Transaction. As a holding company without any direct operations, 57th Street’s ability to pay cash dividends to our stockholders may be limited to availability of cash provided to us by Crumbs through a distribution, loan or other transaction. With the exception of distributions to 57th Street to satisfy Public Company Expenses which cannot be used for distributions to 57th Street’s stockholders, all distributions by Crumbs to 57th Street require a pro rata distribution to the other members of Crumbs pursuant to the terms of the Third Amended & Restated LLC Agreement, regardless of whether such other members of Crumbs hold Common Shares. See “Risk Factors — Risks Related to the Transaction.”
     The payment of any dividends by 57th Street subsequent to the Transaction will be within the discretion of the board of directors at such time provided that for so long as any shares of 57th Street Series A Voting Preferred Stock shall remain outstanding, the vote of at least a majority of the outstanding shares of 57th Street Series A Voting Preferred Stock, voting separately as a series, shall be necessary for 57th Street to declare any dividend or distribution on the Common Shares (other than in connection with a liquidation) in shares of common stock, unless a proportionate dividend or distribution of shares of Series A Voting Preferred Stock is also declared on the 57th Street Series A Voting Preferred Stock. In addition, the terms of the Third Amended & Restated LLC Agreement, the Certificate of Designation and the Exchange and Support Agreement require that certain distributions of stock to 57th Street’s holders of our common stock be accompanied by an identical distribution by Crumbs to its members holding New Crumbs Class B Exchangeable Units. Furthermore, if 57th Street or Crumbs incurs any indebtedness following the consummation of the Transaction, our ability and/or Crumbs ability, respectively, to declare dividends may be limited by restrictive covenants such party may agree to in connection therewith.”
     7. The disclosure in the sections entitled “Price Range of Securities and Dividends—57th Street—Dividends” and “—Crumbs—Dividend Policy of 57th Street Following

the Transaction” on pages 110 and 111, respectively, of the Offer to Purchase are hereby deleted in their entirety. The section “—57th Street” is modified by the addition of the following:
“Dividends and Dividend Policy of 57th Street Following the Transaction
     We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business transaction. It is the present intention of 57th Street to retain any earnings for use in its business operations and, accordingly, 57th Street does not anticipate the board of directors declaring any dividends prior to the consummation of the Transaction or another business combination. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.
     Following the consummation of the Transaction, 57th Street’s new board of directors will consider whether or not to institute a different dividend policy. The payment of any cash dividend following the consummation of the Transaction will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Transaction. As a holding company without any direct operations, 57th Street’s ability to pay cash dividends to our stockholders may be limited to availability of cash provided to us by Crumbs through a distribution, loan or other transaction. With the exception of distributions to 57th Street to satisfy Public Company Expenses which cannot be used for distributions to 57th Street’s stockholders, all distributions by Crumbs to 57th Street require a pro rata distribution to the other members of Crumbs pursuant to the terms of the Third Amended & Restated LLC Agreement, regardless of whether such other members of Crumbs hold Common Shares. See “Risk Factors — Risks Related to the Transaction.”
     The payment of any dividends by 57th Street subsequent to the Transaction will be within the discretion of the board of directors at such time provided that for so long as any shares of 57th Street Series A Voting Preferred Stock shall remain outstanding, the vote of at least a majority of the outstanding shares of 57th Street Series A Voting Preferred Stock, voting separately as a series, shall be necessary for 57th Street to declare any dividend or distribution on the Common Shares (other than in connection with a liquidation) in shares of common stock, unless a proportionate dividend or distribution of shares of Series A Voting Preferred Stock is also declared on the 57th Street Series A Voting Preferred Stock. In addition, the terms of the Third Amended & Restated LLC Agreement, the Certificate of Designation and the Exchange and Support Agreement require that certain distributions of stock to 57th Street’s holders of our common stock be accompanied by an identical distribution by Crumbs to its members holding New Crumbs Class B Exchangeable Units. Furthermore, if 57th Street or Crumbs incurs any indebtedness following the consummation of the Transaction, our ability and/or Crumbs ability, respectively, to declare dividends may be limited by restrictive covenants such party may agree to in connection therewith.”
     8. Footnote (15) to the 57th Street Unaudited Pro Forma Consolidated Balance Sheet in the section entitled “Unaudited Pro Forma Consolidated Financial Information” on page 152 of the Offer to Purchase is hereby replaced with the following:

“(15) This amount represents the tender of 1,803,607 Common Shares from public stock holders at a stock purchase price of $9.98 per share and the reduction of $7,000,000 of cash being paid to the members of Crumbs.”
     9. The fourth, fifth and sixth tables presenting the range of Liquidity Shares that may be issued depending on the number of Common Shares tendered in connection with the Offer on pages 161-162 of the section of the Offer to Purchase entitled “Beneficial Ownership of Securities—Voting Interests Following the Transaction” is hereby replaced with the below information and tables:
The following table is provided to give a range of Liquidity Shares which may be issued depending on the number of Common Shares tendered in connection with this Offer:

	Common Shares Tendered
	927,571	1,036,697	1,145,823	1,254,949	1,364,075	1,473,201	1,582,327	1,691,453	1,803,607

Liquidity Shares Issued(1)	0	0	43,531	152,439	261,347	370,255	479,132	588,070	700,000

(1)	Reflects rounding to the nearest whole number.
The following two tables indicate the beneficial ownership interests of the public stockholders, the Sponsor, other stockholders (holders of the Expense Shares and the underwriters’ portion of the Insider Warrant Exchange Shares, the Members and EHL Holdings LLC, assuming (i) no Warrants have been exercised and (ii) the Common Shares listed in the “Shares Tendered” line have been tendered and (iii) the Liquidity Shares listed in the Liquidity Shares Issued” line have been issued:

	No Contingency Consideration Released (1)
Liquidity Shares Issued	0	0	43,531	152,439	261,347	370,255	479,132	588,070	700,000

Percentage Ownership

Public Stockholders	47.27%	46.66%	45.82%	44.66%	43.50%	42.35%	41.19%	40.03%	38.84%
57th Street GAC Holdings LLC	8.41%	8.51%	8.57%	8.57%	8.57%	8.57%	8.57%	8.57%	8.57%
Other Shareholders	2.05%	2.07%	2.09%	2.09%	2.09%	2.09%	2.09%	2.09%	2.09%
Members (1) (2)	20.86%	21.10%	21.25%	21.25%	21.25%	21.25%	21.25%	21.25%	21.25%
EHL Holdings LLC (2)(3)	21.41%	21.66%	22.27%	23.43%	24.59%	25.74%	26.90%	28.06%	29.25%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Includes the Common Shares held by Mia, Jason and Victor Bauer, Crumbs, Inc. and John D. Ireland which are issuable upon conversion of the New Crumbs Class B Exchangeable Units and excludes the Common Shares held by EHL Holdings LLC which are issuable upon conversion of its New Crumbs Class B Exchangeable Units (presented separately). Issuance of Liquidity Shares reflects rounding to the nearest whole number.

(2)	Assumes immediate conversion of any New Crumbs Class B Exchangeable Units held by such person or entity.

(3)	Reflects the issuance of the indicated number of Liquidity Shares.

	Contingency Consideration Released (1)
Liquidity Shares Issued	0	0	43,531	152,439	261,347	370,255	479,132	588,070	700,000

Percentage Ownership

Public Stockholders	32.39%	31.86%	31.22%	30.43%	29.64%	28.85%	28.06%	27.27%	26.46%
57th Street GAC Holdings LLC	5.77%	5.81%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%	5.84%
Other Shareholders	1.41%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%
Members (1) (2)	30.42%	30.66%	30.81%	30.81%	30.81%	30.81%	30.81%	30.81%	30.81%
EHL Holdings LLC (2)(3)	30.01%	30.25%	30.71%	31.50%	32.29%	33.08%	33.87%	34.66%	35.47%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	Includes the Common Shares held by Mia, Jason and Victor Bauer, Crumbs, Inc. and John D. Ireland which are issuable upon conversion of the New Crumbs Class B Exchangeable Units and excludes the Common Shares held by EHL Holdings LLC which are issuable upon conversion of its New Crumbs Class B Exchangeable Units (presented separately). Issuance of Liquidity Shares reflects rounding to the nearest whole number.

(2)	Assumes immediate conversion of any New Crumbs Class B Exchangeable Units held by such person or entity.

(3)	Reflects the issuance of the indicated number of Liquidity Shares.
     10. The last three lines of the 57th Street General Acquisition Corp. and Subsidiary Unaudited Pro Forma Consolidated Statement of Income for the Fiscal Year Ended December 31, 2010 in the Section entitled “Unaudited Pro Forma Consolidated Financial Statements” on page 149 are modified hereby by the addition of reference to footnote (8) with respect to the (1,803,607) indicated in the column entitled “Pro Forma Adjustment for Maximum Allowable Tender of Common Shares” and the addition of the following footnote (8) following the table as follows:

Weighted average shares outstanding:
Basic	3,904,466	26,519	(5)	3,930,985	(1,803,607	)(7)(8)	2,127,378
Diluted	3,904,466	26,519		3,930,985	(1,803,607)		2,127,378
“(8)	Does not take into account the effect of exchanging the 3,700,000 Insider Warrants for 370,000 Insider Shares. If the Insider Warrant exchange takes place, the Company will be required to issue an additional 370,000 Common Shares. As a result of the Insider Warrant exchange, the weighted average Common Shares outstanding (assuming the maximum allowable Common Shares are tendered) would be 1,433,607 and basic and diluted earnings per share would be $0.05.”
     11. The first paragraph in the section entitled “Management of 57th Street Following the Transaction” on page 152 of the Offer to Purchase is hereby amended and supplemented as follows to add the following sentence:
“Crumbs has determined to increase the size of the initial board of directors of 57th Street as of Effective Time from five to seven directors to allow them to designate a board that has a majority of independent directors.”

     12. The second paragraph in the section of the Offer to Purchase entitled “Management of 57th Street Following the Transaction” on page 152 is hereby amended and restated as follows:
     “Immediately following the consummation of the Transaction, 57th Street’s directors and officers are expected to be as follows:

Name	Age	Position with 57th Street
Jason Bauer	41	Chief Executive Officer and Director
John D. Ireland	48	Chief Financial Officer
Mia Bauer	42	Chief Creative Officer
Gary Morrow	50	Vice President of Store Operations
Harley Bauer	33	Chief Development Officer
Mark D. Klein	49	Director
Frederick G. Kraegel	63	Director
Edwin Lewis	60	Director
Steven L. Brink	49	Director
Julian R. Geiger	65	Director
Jeffrey D. Roseman	50	Director
     13. The section of the Offer to Purchase entitled “Management of 57th Street Following the Transaction” beginning on page 152 is hereby amended to add the following disclosure after the third paragraph, which begins with “See “Management of Crumbs” for biographical information ...
“Steven L. Brink has served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Not Your Daughter’s Jeans since September 2008. Mr. Brink served as Chief Financial Officer and Treasurer of Quiksilver, Inc. from 1996 to 2007. Between the time that he left his position with Quiksilver, Inc. and the time he started his position with Not Your Daughter’s Jeans, Mr. Brink performed independent consulting services. Before joining Quiksilver, Inc., Mr. Brink was employed by Deloitte & Touche, LLP from 1985 to 1996, last serving as Senior Manager in that firm’s Trade Group. Mr. Brink is a Certified Public Accountant (inactive), a member of the American Institute of Certified Public Accountants, and a member of the California Society of Certified Public Accountants. Mr. Brink received his BS degree in Business Administration from California State University at Los Angeles.
Julian R. Geiger has served as Chairman of the Board of Directors of Aeropostale since August 1998 and served as Chief Executive Officer of Aeropostale from August 1998 to February 2010. In addition to serving as Chairman of the Board of Aeropostale, Mr. Geiger currently serves as a part-time advisor to that company. From 1996 to 1998, Mr. Geiger served as President and Chief Executive Officer of Federated Specialty Stores, Inc., which included Aeropostale. Before joining Federated Specialty Stores, Inc., Mr. Geiger served as President of the Eagle Eye Kids wholesale and retail division of Asian American Partners from 1993 to 1996. Prior to that time, Mr. Geiger held a wide range of merchandising positions from 1975 to 1993 at R.H. Macy & Co., Inc., including President of Merchandising for Macy’s East and was responsible for the Young Men’s, Juniors, Misses Coats and Misses Swimwear departments. Mr. Geiger received his BA in History from Columbia College and his MBA from the Columbia Graduate School of Business Administration.

     Jeffrey D. Roseman is a founding partner of Newmark Knight Frank Retail, LLC, and has served as that company’s Executive Vice President since 2000. Prior to joining Newmark Knight Frank Retail, Mr. Roseman was employed by New Spectrum Realty Services for approximately ten years, last serving as that company’s Senior Vice President. Mr. Roseman has completed transactions totaling more than $2 billion and encompassing more than 10 million square feet of retail space. Mr. Roseman has assisted numerous retailers on their entry and expansion strategies, both nationally and internationally, including such companies as Urban Outfitters, Equinox, The Palm Restaurant, Pret A Manger and Chipotle Mexican Grill. Mr. Roseman served on the Board of Directors of CBGB Holdings from August 2009 to December 2010 and has served on the Hillyer College Board of Directors, the University of Hartford since March 2008.”
     14. The fourth paragraph in the section of the Offer to Purchase on page 152 entitled “Management of 57th Street Following the Transaction,” which begins with “Crumbs is currently considering increasing the size of the initial board . . .,” is hereby deleted in its entirety.
     15. The beneficial ownership table on page 157 of the section of the Offer to Purchase entitled “Beneficial Ownership of 57th Street Securities” is hereby amended by the addition of the below information for Messrs. Brink, Geiger and Roseman and the modification of the final line of the table regarding “All post-transaction directors and executive officers as a group” as indicated below:

	Pre-Transaction		Post-Transaction
					Amount and nature	Approximate
	Amount and nature	Approximate	Amount and nature		of beneficial	percentage of
	of beneficial	percentage of	of beneficial	Approximate percentage	ownership of Series	outstanding Series
	ownership of Common	outstanding Common	ownership of Common	of outstanding Common	A Voting Preferred	A Voting Preferred
	Shares	Shares	Shares	Shares	Stock	Stock
Name and address of beneficial owners
Steven L. Brink (11)	—	—	—	*	—	—
Julian R. Geiger (11)	—	—	—	*	—	—
Jeffrey D. Roseman(11)	2,500	*	2,500	*	—	—
All post-transaction directors and executive officers as a group (9 persons) (19)			4,277,320	26.79%	405,000	100%
In addition, the second sentence of footnote (11) to such table is hereby replaced with the following sentence: “The address of Jason Bauer, Mia Bauer, Victor Bauer, Crumbs, Inc., Steven L. Brink, Julian R. Geiger and Jeffrey D. Roseman is 110 West 40th St., Suite 2100, New York, NY 10018.”
     16. The section of the Offer to Purchase on page 162 entitled “Certain Relationships and Related Transactions” is hereby amended to add the following disclosure after the last paragraph under the subsection “Crumbs-Leases:”
“Since 2008, Newmark Knight Frank Retail, LLC has been the real estate broker on 13 new locations for Crumbs. In each one of these instances all fees were paid by the property owner as per separate brokerage agreements utilizing Real Estate Board of New York (REBNY) standard industry rates. The total breakdown of yearly commissions earned was as follows: 2008 — $239,246; 2009 — $220,669; 2010 — $103,024; 2011 — $84,441 (as of March 28, 2011). Jeffrey Roseman, who will be a director of 57th Street following the consummation of the Transaction is a founding partner and Executive Vice President of Newmark Knight Frank Retail, LLC. For 2008, 2009, 2010 and 2011, the commissions received by Mr. Roseman pursuant to the above referenced fees were approximately $39,874, $36,778, $17,170, and $14, 074 (as of March 28, 2011), respectively.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

57TH STREET GENERAL ACQUISITION CORP.

	By:	/s/ Mark D. Klein Mark D. Klein
Chairman, President and Chief Executive Officer

Date: April 22, 2011

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated February 22, 2011.

(a)(1)(B)*	Letter of Transmittal To Tender Shares of Common Stock.

(a)(1)(C)*	Letter of Transmittal To Tender Warrants to Purchase Common Stock.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Amended and Restated Offer to Purchase dated March 18, 2011.

(a)(1)(H)*	Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(I)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(J)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(K)*	Second Amended and Restated Offer to Purchase dated April 7, 2011.

(a)(1)(L)*	Second Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(M)*	Second Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(N)*	Second Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(O)*	Third Amended and Restated Offer to Purchase dated April 18, 2011.

(a)(1)(P)*	Third Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(Q)*	Third Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(R)*	Third Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated February 22, 2011.

(a)(5)(B)*	Joint press release dated January 10, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(a)(5)(C)*	Amended and Restated Investor Presentation (March 18, 2011).

(a)(5)(D)*	Press Release dated March 18, 2011.

(a)(5)(E)*	Joint Press Release dated March 22, 2011.

(a)(5)(F)*	Joint Press Release dated March 30, 2011.

(a)(5)(G)*	Amended and Restated Investor Presentation (March 31, 2011).

(a)(5)(H)*	Press Release dated April 7, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(a)(5)(I)*	Amended and Restated Investor Presentation (April 7, 2011).

(a)(5)(J)*	Amended and Restated Investor Presentation (April 18, 2011).

(a)(5)(K)*	Press Release dated April 20, 2011.

(a)(5)(L)*	Press Release (corrected) dated April 21, 2011.

(b)	Not applicable.

(d)(1)*	Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(d)(2)*	Amendment to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of February 18, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on February 22, 2011).

(d)(3)*	Amendment No. 2 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of March 18, 2011.

(d)(4)*	Amendment No. 3 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of April 7, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(d)(5)*	Form of Certificate of Designation of Series A Voting Preferred Stock.

(d)(6)*	Form of Registration Rights Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC, the Members of Crumbs Holdings LLC, 57th Street GAC Holdings LLC, Morgan Joseph & Co., Inc., Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC, Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc.

(d)(7)*	Form of Insider Warrant Exchange Agreement by and among 57th Street General Acquisition Corp., 57th Street GAC Holdings LLC, Morgan Joseph TriArtisan LLC, Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC and Rodman & Renshaw, LLC.

(d)(8)*	Acknowledgement of Forfeiture of Shares by 57th Street GAC Holdings LLC dated April 7, 2011 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(d)(9)*	Form of Tax Receivable Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Members of Crumbs Holdings LLC.

(d)(10)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Crumbs, Inc., Jason Bauer, Mia Bauer and Victor Bauer.

(d)(11)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and John D. Ireland.

(d)(12)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and EHL Holdings LLC.

(d)(13)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp. and each of Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole, LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc.

(d)(14)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and each of 57th Street GAC Holdings LLC, Morgan Joseph and each of Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC.

(d)(15)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Jason Bauer.

(d)(16)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Mia Bauer.

(d)(17)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and John D. Ireland.

(d)(18)*	Form of Exchange and Support Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members.

(d)(19)*	Form of Third Amended and Restated LLC Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.